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                              March 23, 2021

       Roman Kirsch
       Chief Executive Officer
       Tio Tech A
       Unter den Linden 21
       10117 Berlin, Germany

                                                        Re: Tio Tech A
                                                            Registration
Statement on Form S-1
                                                            File February 22,
2021
                                                            File No. 333-253369

       Dear Mr. Kirsch:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Expressions of Interest , page 21

   1. Please clarify whether the 255,555 founder shares issuable to the anchor investors upon the consummation of the
initial business combination will reduce founder shares to be issued to the sponsor
at the time of the initial business combination or if such issuance will be a separate
private placement of founder shares.
       Conflicts of Interest, page 155

   2. Please expand your disclosure to explicitly identify the additional considerations as conflicts of interest:
                                                            the difference in
investment per share paid by your founders;
                                                            the founder shares
will be worthless in the event a business combination is not
 Roman Kirsch
Tio Tech A
March 23, 2021
Page 2
              completed and you liquidate; and;
                one of your anchor investors is affiliated with Jan Beckers, a member of your investment advisor board.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-5513494 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7976 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameRoman Kirsch                                Sincerely,
Comapany NameTio Tech A
                                                              Division of
Corporation Finance
March 23, 2021 Page 2                                         Office of Life
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FirstName LastName